SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    __________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated April 1, 2005
2.	Press release dated April 4, 2005
3.	Press release dated April 6, 2005
4.	Press release dated April 7, 2005
5.	Press release dated April 15, 2005
6.	Press release dated April 18, 2005
7.	Press release dated April 27, 2005
8.	Press release dated April 27, 2005
9.	Press release dated April 29, 2005
10.	Press release dated April 29, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated:	June 27th, 2005	By:	/s/ ANNE C. SIDDELL

		Name:	Anne C. Siddell
		Title:	Group Company Secretary

Appendix 1.

UNITED BUSINESS MEDIA plc

DIRECTORS’ INTERESTS IN SHARES

United Business Media plc was notified today, 1 April, of the following changes in directors’ interests in its shares and in options over its shares.

Senior Executive Equity Participation Plan

The Trustee of the United Business Media Employee Share Ownership Plan Trust purchased 90,000 ordinary shares at an average price of 531 pence per share on 30 March 2005.   These shares were purchased in connection with the grant of options on 31 March 2005 to executive directors (see below) and senior executives pursuant to the terms of the company’s Senior Executive Equity Participation Plan, in consideration of the sacrifice of cash bonuses payable in respect of the year ended 31 December 2004.

Director	Amount of bonus sacrificed	Bonus option		Matching option

Charles Gregson	£127,309	23,809	*	23,809
Nigel Wilson	£185,194	34,635		34,635

*The bonus was paid into the director’s funded unapproved retirement benefit scheme and was invested in ordinary shares.  Following this grant, Charles Gregson is interested in a total of 449,431 ordinary shares.

Annual bonus share awards

Awards were also made to the following executive directors on 31 March 2005 in respect of the element of annual bonus for 2004 which is payable in the form of shares.

Director	No. of shares

Clive Hollick	69,681
Charles Gregson	40,269
Malcolm Wall	33,883
Nigel Wilson	32,319

These awards are in the form of options which will be exercisable as to 50% from 1 January 2007 and the remaining 50% from 1 January 2008 until 31 March 2012.   No money was paid for the grant of the options, and the option exercise price is nil.

Following this notification, the holdings of executive directors on 31 March under all option plans operated by the company were as follows :-

Clive Hollick held options over a total of 1,874,009 ordinary shares

Charles Gregson held options over a total of 1,128,802 ordinary shares

Malcolm Wall held options over a total of 971,854 ordinary shares

Nigel Wilson held options over a total of 1,074,334 ordinary shares

The Trustees of the United Business Media Employee Share Ownership Plan Trust holds 2,056,423 ordinary shares representing 0.4% of the company’s issued share capital.   Under paragraph 2 of Schedule 13 to the Companies Act 1985, the executive directors are deemed to be interested in these shares.

Provisional share allocations to Non-Executive Directors

On 1 April 2005, the following provisional allocations of ordinary shares were made to the under mentioned non-executive directors under the share allocation arrangements for non-executive directors for the period ended 31 March 2005.

Director	No. of shares

Geoff Unwin	10,513
John Botts	1,577
Christopher Hyman	1,577
Jonathan Newcomb	1,577
Chris Powell	1,577
Adair Turner	1,577
Sandy Leitch	693

The directors were informed of these allocations on 1 April.

Anne Siddell
Company Secretary

Appendix 2.

For immediate release	4th April 2005

United Business Media acquisition of leading Web sites for Microsoft developers

United Business Media’s CMP Media division today announced that it had acquired DotNetJunkies.com and SqlJunkies.com, leading independent online communities for developers using the Microsoft.NET Framework and those building solutions using Microsoft SQL Server respectively.

“The DotNetJunkies and SqlJunkies.com Web sites are an excellent fit with our existing publications, Web sites and events”, said Peter Westerman, Vice-President of CMP’s Software Development Media Group.  “CMP is dedicated to providing developers with information and venues where they can share ideas and expertise and the Junkies sites excel at this.”

For further information, please contact:

Michael Waring          United Business Media                    020 7921 5031
Colin Browne                              The Maitland Consultancy          020 7379 5151

Notes to Editors:

While these two Web sites will remain separate and distinct, they join CMP’s extensive portfolio of software development properties, which include Dr. Dobb’s Journal, Software Development Magazine, the Software Development Conference, MSDN, TechNet Magazine, and C.C++ Users Journal, among others.

About CMP Media
CMP Media LLC (www.cmp.com) is a leading integrated media company providing essential information and marketing services to the entire technology spectrum—the builders, sellers and users of technology worldwide. Capitalizing on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs.  Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, and custom publishing.

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, market research, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 3.

UNITED BUSINESS MEDIA plc

DIRECTORS’ INTERESTS IN SHARES

United Business Media plc confirms that the following awards were made today, 6 April, to David Levin, chief executive of the company, following his appointment on 5 April:-

-Options over 157,500 ordinary shares in the company were awarded under the UBM 2000 Executive Share Option Scheme with an exercise price of 532.17 pence per share, being the average of the closing mid-market price of United Business Media plc ordinary shares on 1, 4 and 5 April 2005. No money was paid for the grant of the options.

The options will be exercisable between 6 April 2008 and 6 April 2015, subject to the fulfilment of performance conditions.

-A conditional award of 28,400 ordinary shares was also made to Mr Levin by the Trustees of the UBM ESOP Trust. These shares will vest as to 50 per cent on 6 April 2007 and the remaining 50 percent on 6 April 2008, subject to his continuing in the group’s employment on those dates.

Following this award Mr Levin holds options over 157,500 shares in the company.

Anne Siddell
Company Secretary

Appendix 4.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Legal & General Group plc companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

7 APRIL 2005

12.	Total holding following this notification

20,469,669

13.	Total percentage holding of issued class following this notification

6.09%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN: 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 8 April 2005

Material Interest	Holding

HSBC Global Custody Nominee (UK) Ltd A/C 914945	120,185
HSBC Global Custody Nominee (UK) Ltd A/C 923363	422,004
HSBC Global Custody Nominee (UK) Ltd A/C 775237	125,715
HSBC Global Custody Nominee (UK) Ltd A/C 942199	848,477
HSBC Global Custody Nominee (UK) Ltd A/C 942229	846,223
HSBC Global Custody Nominee (UK) Ltd A/C 942217	877,684
HSBC Global Custody Nominee (UK) Ltd A/C 942205	861,476
HSBC Global Custody Nominee (UK) Ltd A/C 942175	825,009
HSBC Global Custody Nominee (UK) Ltd A/C 942187	788,720
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,293,437
HSBC Global Custody Nominee (UK) Ltd A/C 130007	176,854
HSBC Global Custody Nominee (UK) Ltd A/C 770286	307,947
HSBC Global Custody Nominee (UK) Ltd A/C 357206	8,786,695
HSBC Global Custody Nominee (UK) Ltd A/C 866197	77,406
HSBC Global Custody Nominee (UK) Ltd A/C 904332	66,800
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,500
HSBC Global Custody Nominee (UK) Ltd A/C 361602	843,426
HSBC Global Custody Nominee (UK) Ltd A/C 282605	39,341
HSBC Global Custody Nominee (UK) Ltd A/C 360509	2,057,569
HSBC Global Custody Nominee (UK) Ltd A/C 766793	499,884
HSBC Global Custody Nominee (UK) Ltd A/C 824434	243,474
HSBC Global Custody Nominee (UK) Ltd A/C 924422	75,946
HSBC Global Custody Nominee (UK) Ltd A/C 924422	267,897
TOTAL	20,469,669

Appendix 5.

15 April 2005

UNITED BUSINESS MEDIA PLC

SALE OF NOP WORLD TO GfK FOR £383 MILLION AND INTENTION TO RETURN £300 MILLION TO UBM SHAREHOLDERS

United Business Media plc (“UBM”) announces that it has signed a definitive agreement with GfK Aktiengesellschaft (“GfK”) in relation to the sale of NOP World, its market research business, for £383 million in cash.

Earlier this year, UBM announced a review of strategic options for NOP World and a commitment that “if sold, the Board intends that UBM should return a substantial part of the proceeds of the sale to shareholders”.  A number of third parties expressed their interest in acquiring NOP World and the Board has now concluded that the sale of NOP World to GfK would maximise value for UBM shareholders.

UBM intends, conditional on completion of the sale of NOP World, to return £300 million of the proceeds of the disposal to UBM shareholders.  This amount represents some 17 per cent. of UBM’s current market value.  Details of the mechanics for the return of capital will be announced at UBM’s Annual General Meeting to be held on 12 May 2005.

David Levin, Chief Executive Officer of UBM, said: “I am delighted with the achievement of this excellent result, both for UBM shareholders, enabling us to make a substantial capital return, and for NOP employees, who will have significant opportunities as part of a larger market research group.  This transaction creates a more focused UBM which can continue to develop its global publishing interests.”

NOP World is a leading provider of both syndicated and custom primary research and consulting support services.  During the year to 31 December 2004, NOP World generated £222.9 million of turnover (2003: £203.9 million), £20.1 million of profit before interest, tax and amortisation (2003: £19.3 million) and £7.9 million of profit before interest and tax (2003: £4.9 million).  At 31 December 2004, NOP World had net operating assets of £80.2 million.

GfK is a pure market research company.  The acquisition of NOP World will expand GfK’s operations in the UK and the US and further strengthen its business in important sectors like Media, Healthcare and Automotive, making GfK one of the largest market research companies in the world.

The consideration of £383 million is stated on a debt/cash free basis and will be subject to an adjustment to reflect the level of working capital at completion.  Completion of the disposal, which is conditional upon required anti-trust and regulatory approvals, is expected to take place at the end of May.

The disposal of NOP World is not expected to generate any tax liability for UBM.  On a standalone basis, the disposal would have been expected to be modestly dilutive to UBM’s 2005 earnings per share.  The return of capital is expected to more than offset this dilution.

Dresdner Kleinwort Wasserstein Limited and Allen & Company LLC are acting as financial advisers to UBM on this transaction.

Enquiries

United Business Media plc

Colin Browne, Maitland	020 7379 5151
Richard Kerr / Nigel Wilson	020 7921 5000

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated by the Financial Services Authority, is acting for United Business Media plc and for no-one else in connection with the contents of this document or the transaction and will not be responsible to anyone other than United Business Media plc for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited, or for affording advice in relation to the transaction, the contents of this document or any matters referred to herein.

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, market research, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 6.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

AXA S.A. and its group companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above
And BENEFICIAL

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

18 APRIL 2005

12.	Total holding following this notification

17,437,073 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

5.18%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 19 APRIL 2005

Registered Holder	Name of Company/Fund	No. of Shares

HSBC Global Custody Nominee (UK) Limited A/C 845030	AXA UK Investment Co ICVC Extra Income Fund	4,806
HSBC Global Custody Nominee (UK) Limited A/C 845029	AXA UK Investment Co ICVC Distribution Fund	250,000
HSBC Global Custody Nominee (UK) Limited A/C 845042	AXA UK Investment Co ICVC Ethical Fund	70,000
HSBC Global Custody Nominee (UK) Limited A/C 845017	AXA UK Investment Co ICVC UK Equity Income Fund	254,337
HSBC Global Custody Nominee (UK) Limited A/C 845005	AXA UK Investment Co ICVC UK Growth Fund	1,078,483
HSBC Global Custody Nominee (UK) Limited A/C 889598	AXA UK Investment Co ICVC UK Opportunities Fund	200,000
Chase Nominees Limited A/C 13067	PPP Healthcare Group plc	160,000
Vidacos Nominees	AXA World Funds British Equity Funds	46,206
HSBC Global Custody Nominee (UK) Limited A/C 777094	Sun Life Nominees Limited A/C 20	35,819
HSBC Global Custody Nominee (UK) Limited A/C 777167	Sun Life Nominees Limited A/C 29	60,054
HSBC Global Custody Nominee (UK) Limited A/C 785078	Sun Life Nominees Limited A/C 31	12,780
HSBC Global Custody Nominee (UK) Limited A/C 873426	Sun Life Nominees Limited A/C 32	14,870
HSBC Global Custody Nominee (UK) Limited	Sun Life Pensions Management Limited	82,500
HSBC Global Custody Nominee (UK) Limited A/C 867815	Sun Life Pensions Management Limited	611,772
HSBC Global Custody Nominee (UK) Limited A/C 867396	Sun Life Pensions Management Limited A/C X	2,316,202
HSBC Global Custody Nominee (UK) Limited A/C 867530	Sun Life Pensions Management Limited A/C X	310,000
HSBC Global Custody Nominee (UK) Limited A/C 867372	Sun Life Assurance Limited A/C X	5,267,810
HSBC Global Custody Nominee (UK) Limited A/C 776934	Sun Life Assurance Society Plc	552,224
HSBC Global Custody Nominee (UK) Limited A/C 867116	Sun Life Assurance Limited A/C X	1,700,000
HSBC Global Custody Nominee (UK) Limited A/C 867268	Sun Life Assurance Limited A/C X	461,363
HSBC Global Custody Nominee (UK) Limited A/C 867050	Sun Life Unit Assurance Ltd A/C X	500,000
Smith and Williamson Nominees Limited A/C S66	Sun Life Pensions Management Limited	11,500
BNY (OCS) Nominees Limited	Sun Life Pensions Management Limited	12,247
Sun Life International Isle of Man Limited A/C SLI11	Sun Life International (IOM) Limited	350,000
	AXA France	12,421
	AXA Colonia Konzerm	11,357
Chase Nominees Ltd A/C BTO1C	AXA Insurance UK	700,000
HSBC Global Custody Nominee (UK) Limited A/C 880868	AXA General Unit Trust	575,830
Chase Nominees Ltd A/C 00994	AXA UK Group Pension Scheme Equity Fund	1,020,030
AXA Sun Life Plc	AXA Sun Life Plc	703,336
	AXA Financial Inc	51,126
	TOTAL	17,437,073

Appendix 7.

For immediate release	27th April 2005

United Business Media plc
Sale of SDN shareholding to itv for £35 million

The Board of United Business Media plc (“UBM”) announces that it has sold its shareholding in SDN Limited (“SDN”) to itv plc (“itv”) for a net consideration of approximately £35 million in cash.

SDN is a UK digital terrestrial television (“DTT”) multiplex operator which holds the licence from Ofcom to broadcast DTT channels over specified band-widths.  Its customers include Channel 5, the BBC, QVC, Sit up TV, Teletext, Disney and Turner Classic Movies.  SDN had three shareholders: UBM, NTL Broadcast (MUKBL Digital Limited (“MUKBL”)) and S4C Digital Media Limited (“S4C”).

UBM’s 33% shareholding in SDN was a non-core part of its businesses.  Under the provisions of the SDN Shareholders’ Agreement and Articles of Association, UBM and S4C exercised pre-emption rights in relation to MUKBL’s shareholding in SDN and subsequently entered into a definitive agreement with itv to sell SDN for approximately £134 million including net debt assumed of £33 million, subject to adjustments to reflect SDN’s working capital balances and other potential consideration adjustments.

For the year ended 31 December 2004, UBM’s share of SDN’s profit was £1.3 million.  The transaction is expected to have a minimal impact on UBM’s earnings per share in 2005.

Dresdner Kleinwort Wasserstein acted as financial adviser to UBM and S4C on this transaction.

For further information, please contact:

Michael Waring          United Business Media                    020 7921 5031
Colin Browne                                The Maitland Consultancy               020 7379 5151

Notes to Editors:

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, market research, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 8.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

27 APRIL 2005

12.	Total holding following this notification

33,557,357 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

9.98%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 27 APRIL 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	1,071,400
JP Morgan, Bournemouth	FII	143,100
Master Trust Bank of Japan	FIJ	45,632
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Toko	FIJ	12,547
BNP Paribas, Paris	FIL	5,700
Brown Bros Harrimn Ltd Lux	FIL	11,624,315
Chase Manhttn Bk Ag Frnkfrt	FIL	128,062
Citibank NA, Hong Kong	FIL	10,200
ING Luxembourg	FIL	10,498
JP Morgan , Bournemouth	FIL	328,295
Northern Trust London	FIL	36,256
National Astl Bk Melbourne	FIL	81,260
State Str Bk and Tr Co Lndn	FIL	42,114
State Street Bank Australia	FIL	142,387
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East Hk	FIM HK	167,360
JP Morgan Bournemouth	FISL	7,739,895
State Street Bank and Trust Co	FMRCO	2,994
Bank of New York	FMTC	50,900
Brown Brothers Harriman and co	FMTC	455,671
CIBC Mellon trust	FMTC	91,551
JPMorgan Chase Bank	FMTC	177,337
Mellon Bank N.A.	FMTC	479,084
Northern Trust Co	FMTC	387,974
Royal Trust Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,243,742
Bank of New York Brussels	FPM	1,898,152
Bank of New York Europe Ldn	FPM	51,900
Bankers Trust London	FPM	212,115
Citibank London	FPM	278,400
Clydesdale Bank Plc	FPM	143,700
HSBC Bank plc	FPM	48,100
JP Morgan Bournemouth	FPM	1,844,386
Mellon Bank	FPM	713,429
Midland Securities Services	FPM	105,729
Northern Trust London	FPM	2,798,824
Societe Generale	FPM	16,800
State Str Bk and Tr Co Ldn	FPM	918,390
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		33,557,357

Appendix 9.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

29 APRIL 2005

12.	Total holding following this notification

20,898,829 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

6.22%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

NIGEL YOUDS 020 7921 5032

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
GROUP COMPANY SECRETARY

Date of notification: 29 April 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	20,898,829
Total	20,898,829

Appendix 10.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Hermes Pensions Management Limited

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

11.	Date company informed

29 APRIL 2005

12.	Total holding following this notification

10,303,176 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

3.065%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

NIGEL YOUDS: 020 7921 5032

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 29 April 2005

Registered Holder	No. of Shares

BriTel Fund Nominees Ltd	676,491
Chase Nominees Ltd	11,836,766
SUBTOTAL	12,513,257
Amount of shares on loan/returned	2,210,081
TOTAL	10,303,176